REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                            EXHIBIT 99.1



To the Board of Directors of
   Heritage Holdings, Inc.:



We have audited the accompanying consolidated balance sheet of Heritage Holdings, Inc. (a Delaware corporation and wholly-owned subsidiary of U.S. Propane, L.P.) and subsidiaries prepared on the pushdown method of accounting (see Note 1) as of August 31, 2000. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Heritage Holdings, Inc. and subsidiaries as of August 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                             /s/ Arthur Andersen LLP


Tulsa, Oklahoma
   October 26, 2000

HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AUGUST 31, 2000
(Pushdown method of accounting, see Note 1)
(in thousands, except share and per share amounts)



ASSETS

CURRENT ASSETS:
  Cash                                                                 $   5,324
  Accounts receivable                                                     31,855
  Inventories                                                             39,045
  Assets from trading activities                                           4,133
  Prepaid expenses and other                                               5,016
  Assets held in trust                                                       493
                                                                       ---------
         Total current assets                                             85,866

PROPERTY, PLANT AND EQUIPMENT, net                                       339,366
ASSETS HELD IN TRUST                                                       1,848
INVESTMENT IN AFFILIATE                                                    5,795
INTANGIBLES AND OTHER ASSETS, net                                        214,912
                                                                       ---------
         Total assets                                                  $ 647,787
                                                                       =========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Working capital facility                                             $  24,200
  Accounts payable                                                        43,269
  Accounts payable to affiliate                                            1,139
  Accrued and other current liabilities                                   28,830
  Liabilities from trading activities                                      3,684
  Current maturities of long-term debt                                     2,954
                                                                       ---------
         Total current liabilities                                       104,076

LONG-TERM DEBT, less current maturities                                  363,391
MINORITY INTEREST                                                         32,609
DEFERRED TAXES                                                            28,760
                                                                       ---------
                                                                         528,836
                                                                       ---------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
  Common stock, $.01 par value, 600,000 shares authorized, 534,788
    shares issued and outstanding                                              5
  Additional paid-in capital                                             119,995
  Accumulated deficit                                                     (1,049)
                                                                       ---------
         Total stockholder's equity                                      118,951
                                                                       ---------
         Total liabilities and stockholder's equity                    $ 647,787
                                                                       =========


The accompanying notes are an integral part of this consolidated balance sheet.

HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AUGUST 31, 2000
(Dollars in thousands, except per share/unit amounts)



1.  OPERATIONS AND ORGANIZATION:

In August 2000, TECO Energy, Inc., Atmos Energy Corporation, Piedmont Natural Gas Co., Inc. and AGL Resources, Inc. contributed each company's propane operations, Peoples Gas Company ("Peoples Gas"), United Cities Propane Gas, Inc. ("United Cities"), Piedmont Propane Company ("Piedmont") and AGL Propane, Inc. ("AGL"), respectively, to U.S. Propane L.P., ("U.S. Propane") in exchange for equity interests in U.S. Propane. The merger was accounted for as an acquisition using the purchase method of accounting with Peoples Gas being the acquirer. Accordingly, Peoples Gas' assets and liabilities were recorded at historical cost and the assets and liabilities of United Cities, Piedmont and AGL were recorded at fair market value, as determined based on a valuation and appraisal. The purchase allocations were as follows:

Purchase price of Piedmont, AGL and United Cities                         $112,338
Net book value of Piedmont, AGL and United Cities                           82,765
                                                                          --------
Step-up of net book value, allocated to property, plant and equipment     $ 29,573
                                                                          ========

In August 2000, U.S. Propane acquired all of the outstanding common stock of Heritage Holdings, Inc. ("the Company"), the General Partner of Heritage Propane Partners, L.P., for $120,000. By virtue of the Company's general partner and limited partner interests in Heritage Propane Partners, L.P., U.S. Propane gained control of Heritage Propane Partners, L.P. Simultaneously, U.S. Propane transferred its propane operations, consisting of its interest in four separate limited liability companies, AGL Propane, L.L.C., Peoples Gas Company, L.L.C., United Cities Propane Gas, L.L.C. and Retail Propane Company, L.L.C. (former Piedmont operations), to Heritage Propane Partners, L.P. for $181,395 plus working capital. The $181,395 was payable $139,552 in cash, $31,843 of assumed debt, and the issuance of 372,392 Common Units of Heritage Propane Partners, L.P. valued at $7,348 and a 1.0101 percent limited partnership interest in Heritage Propane Partners, L.P.'s operating partnership valued at $2,652. The purchase price and the exchange price for the Common Units were approved by an independent committee of the Board of Directors of the Company. The exchange price for the Common Units was $19.73125 per unit under a formula based on the average closing price of Heritage Propane Partners, L.P.'s Common Units on the New York Stock Exchange for the twenty (20) day period beginning ten (10) days prior to the public announcement of the transaction on June 15, 2000 (the "Formula Price"). The working capital adjustment is anticipated to be settled in December 2000. An additional payment of $5,000 has been accrued at August 31, 2000, for the working capital adjustment. To the extent the final payment is more or less than $5,000, goodwill recorded in the transaction will be adjusted.

Concurrent with the acquisition, Heritage Propane Partners, L.P. borrowed $180,000 from several institutional investors and sold 1,161,814 Common Units and 1,382,514 Class B Subordinated Units in a private placement to the former shareholders of the Company based on the Formula Price resulting in net proceeds of $50,203. The total of these proceeds were utilized to finance the transaction and retire a portion of existing debt.

The merger was accounted for as a reverse acquisition in accordance with Accounting Principles Board Opinion No. 16. The propane operations of Heritage Propane Partners, L.P. prior to the series of transactions with U.S. Propane are referred to as "Predecessor Heritage." Although Predecessor Heritage is the surviving entity for legal purposes, U.S. Propane's propane operation is the acquirer for accounting purposes. The assets and liabilities of Predecessor Heritage have been recorded at fair value to the extent acquired by U.S. Propane's propane operations, approximately 36 percent, in accordance with Emerging Issues Task Force Issue No. 90-13, "Accounting for Simultaneous Common Control Mergers." The assets and liabilities of U.S. Propane have been recorded at historical cost, as recorded in the U.S. Propane transaction described above. The combined operations of Predecessor Heritage and U.S. Propane are referred to herein as "Heritage."

The excess purchase price over Predecessor Heritage's cost was determined as follows:

Net book value of Predecessor Heritage at August 9, 2000     $ 35,716
Equity investment                                              50,203
                                                             --------
                                                               85,919
Percent of Predecessor Heritage acquired by U.S. Propane           36%
                                                             --------
Equity interest acquired                                     $ 30,931
                                                             ========

Purchase price                                               $120,000
Equity interest acquired                                       30,931
                                                             --------
Excess purchase price over Predecessor Heritage cost         $ 89,069
                                                             ========

The excess purchase prices over Predecessor Heritage cost was allocated as follows:

Property, plant and equipment (25 year life)               $    11,180
Customer lists (15 year life)                                    5,935
Goodwill (30 year life)                                         71,954
                                                           -----------
                                                           $    89,069
                                                           ===========

The accompanying consolidated balance sheet has been prepared on the pushdown method of accounting under which stockholder's equity was determined based on the purchase price paid by U.S. Propane. Goodwill of $29,163 was recorded in connection with U.S. Propane's acquisition of the Company, which will be amortized over 30 years. The fair value of the deferred tax liability assumed was based on preliminary estimates and may be revised at a later date.

Heritage sells propane and propane-related products to more than 485,000 retail customers in 28 states throughout the United States. Heritage is also a wholesale propane supplier in the southwestern and southeastern United States and in Canada, the latter through participation in a Canadian partnership. Heritage grants credit to its customers for the purchase of propane and propane-related products.

2. SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Principles of Consolidation

The accompanying consolidated balance sheet includes the accounts of the Company and its subsidiaries, including Heritage Propane Partners, L.P., Heritage Operating, L.P. ("Operating Partnership"), Heritage Energy Resources ("Resources") and M-P Energy Partnership. The Company accounts for its 50 percent partnership interest in Bi-State Partnership, another propane retailer, under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

Inventories

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using the average cost method, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consist of the following at August 31, 2000:

Fuel                                      $ 30,882
Appliances, parts and fittings               8,163
                                          --------
                                          $ 39,045
                                          ========

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Additionally, the Company capitalizes certain costs directly related to the installation of Company owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment are as follows at August 31, 2000:

Land and improvements                                       $    16,648
Buildings and improvements (10 to 30 years)                      22,483
Bulk storage, equipment and facilities (3 to 30 years)           28,210
Tanks and other equipment (5 to 30 years)                       241,934
Vehicles (5 to 10 years)                                         41,125
Furniture and fixtures (5 to 10 years)                            5,262
Other                                                             2,995
                                                            -----------
                                                                358,657
Less- Accumulated depreciation                                  (23,948)
                                                            -----------
                                                                334,709
Plus- Construction work-in-process                                4,657
                                                            -----------
                                                            $   339,366
                                                            ===========

Intangibles and Other Assets

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. The Company eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets are as follows at August 31, 2000:

Goodwill (30 years)                                $  148,751
Noncompete agreements (10 to 15 years)                 30,665
Customer lists (15 years)                              32,678
Other                                                   4,808
                                                   ----------
                                                      216,902
Less- Accumulated amortization                         (1,990)
                                                   ----------
                                                   $  214,912
                                                   ==========

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment was required as of August 31, 2000.

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following at August 31, 2000:

Interest payable                              $  4,743
Wages and benefits                               6,176
Deferred tank rent                               2,568
Customer deposits                                2,220
Taxes other than income                          2,523
U.S. Propane working capital payable             5,000
Other                                            5,600
                                              --------
                                              $ 28,830
                                              ========

Income Taxes

Concurrent with the series of transactions with U.S. Propane, the Company converted to a taxable corporation from a subchapter "S" corporation for tax reporting purposes. The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value

The carrying amount of accounts receivable and accounts payable approximates their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value at August 31, 2000, of the Company's long-term debt approximates the aggregate carrying amount.

Recently Issued Accounting Standard Not Yet Adopted

At the date of acquisition of Predecessor Heritage, TECO Energy, Inc. and Peoples Gas had not yet adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, and for hedging activities, be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Predecessor Heritage previously applied the provisions of SFAS 133. Accordingly, since Peoples Gas is the accounting acquirer, Predecessor Heritage discontinued applying the provisions of SFAS 133 as of August 10, 2000.

SFAS 133 is effective for fiscal years beginning after June 15, 2000, which would be Heritage's fiscal year 2001 beginning September 1, 2000. The Company has evaluated the impact of adopting SFAS 133 and does not expect it to have a significant impact on its reported financial condition. Heritage entered into certain financial swap instruments during the period ended August 31, 2000 that have been designated as cash flow hedging instruments in accordance with SFAS
133. Financial swaps are a contractual agreement to exchange obligations of money between the buyer and seller of the instruments as propane volumes during the pricing period are purchased. The swaps are tied to a set fixed price for the buyer and floating price determinants for the seller priced on certain indices. Heritage entered into these instruments to hedge the forecasted propane volumes to be purchased during each of the one-month periods ending October 2000 through March 2001. Heritage utilizes hedging transactions to provide price protection against significant fluctuations in propane prices. These instruments had an unrecorded fair value of $5,659 as of August 31, 2000. Upon adoption of SFAS 133, Heritage will recognize the fair value of these instruments on the balance sheet through other comprehensive income. Heritage will then reclassify into earnings the gain or loss that is reported in accumulated other comprehensive income as the related physical transactions occur.

Trading Activities

Heritage trades financial instruments for its own account through Resources. Financial instruments utilized in connection with trading activities are accounted for using the mark-to-market method. Under the mark-to-market method of accounting, forwards, swaps, options and storage contracts are reflected at fair value, and are shown in the consolidated balance sheet as assets and liabilities from trading activities. Changes in the assets and liabilities from trading activities result primarily from changes in the market prices, newly originated transactions and the timing of settlement. Resources attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on assessment of anticipated market movements.

The Company has recorded its trading activities at fair value in accordance with Emerging Issues Task Force Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" ("EITF 98-10"). EITF 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet.

Notional Amounts and Terms -

The notional amounts and terms of these financial instruments as of August 31, 2000 include fixed price payor for 898 barrels and 285 barrels of propane and butane, respectively, and fixed price receiver of 858 barrels and 285 barrels of propane and butane, respectively. Notional amounts reflect the volume of the transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company's exposure to market or credit risks.

Fair Value -

The fair value of the financial instruments related to trading activities as of August 31, 2000, was assets of $4,133 and liabilities of $3,684.

Market and Credit Risk -

Inherent in the resulting contractual portfolio is certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. Heritage and Resources take active roles in managing and controlling market and credit risk and have established control procedures, which are reviewed on an ongoing basis. Heritage monitors market risk through a variety of techniques, including routine reporting to senior management. Heritage attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

The market prices used to value these transactions reflect management's best estimate considering various factors including closing average spot prices for the current and outer months plus a differential to consider time value and storage costs.

3. ASSETS HELD IN TRUST:

In connection with the initial public offering ("IPO") by Predecessor Heritage in June 1996, the Company retained proceeds which were placed in various trusts to be paid to the noteholders of noncompete agreements entered into by the Company prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. The Company retains all earnings from the trust assets.

4. WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

Long-term debt consists of the following at August 31, 2000:

8.55% Senior Secured Notes                                                       $  120,000

Medium Term Note Program:
  7.17% Series A Senior Secured Notes                                                12,000
  7.26% Series B Senior Secured Notes                                                20,000
  6.50% Series C Senior Secured Notes                                                 4,286
  6.59% Series D Senior Secured Notes                                                 5,000
  6.67% Series E Senior Secured Notes                                                 5,000

Senior Secured Promissory Notes:
  8.47% Series A Senior Secured Notes                                                16,000
  8.55% Series B Senior Secured Notes                                                32,000
  8.59% Series C Senior Secured Notes                                                27,000
  8.67% Series D Senior Secured Notes                                                58,000
  8.75% Series E Senior Secured Notes                                                 7,000
  8.87% Series F Senior Secured Notes                                                40,000

Senior Revolving Acquisition Facility                                                 1,900

Notes Payable on noncompete agreements with interest imputed at rates averaging 8%, due in installments through 2010, collateralized by a first
  security lien on certain assets of Heritage                                        16,874

Other                                                                                 1,285

Current maturities of long-term debt                                                 (2,954)
                                                                                 ----------
                                                                                 $  363,391
                                                                                 ==========

Maturities of the Senior Secured Notes, the Medium Term Note Program and the Senior Secured Promissory Notes are as follows:

8.55% Senior Notes:    mature at the rate of $12,000 on June 30 in each of the years 2002 to and including 2011.

Medium Term Note Program:

   Series A Notes:     mature at the rate of $2,400 on November 19 in each of the years 2005 to and including 2009.
   Series B Notes:     mature at the rate of $2,000 on November 19 in each of the years 2003 to and including 2012.
   Series C Notes:     mature at the rate of $714 on March 13 in each of the years 2000 to and including 2003, $357 on March 13, 2004, $1,073 on March 13, 2005, and
                       $357 in each of the years 2006 and 2007.
   Series D Notes:     mature at the rate of $556 on March 13 in each of the years 2002 to and including 2010.
   Series E Notes:     mature at the rate of $714 on March 13 in each of the years 2007 to and including 2013.

Senior Secured Promissory Notes:

   Series A Notes:     mature at the rate of $3,200 on August 15 in each of the years 2003 to and including 2007.
   Series B Notes:     mature at the rate of $4,571 on August 15 in each of the years 2004 to and including 2010.
   Series C Notes:     mature at the rate of $5,750 on August 15 in each of the years 2006 to and including 2007, $4,000 on August 15, 2008 and $5,750 on August 15, 2009 to
                       and including 2010.
   Series D Notes:     mature at the rate of $12,450 on August 15 in each of the years 2008 and
                       2009, $7,700 on August 15, 2010, $12,450 on August 15, 2011 and $12,950
                       on August 15, 2012.
   Series E Notes:     mature at the rate of $1,000 on August 15 in each of the years 2009 to and including 2015.
   Series F Notes:     mature at the rate of $3,636 on August 15 in each of the years 2010 to and including 2020.

The Note Purchase Agreement, the Medium Term Note Program and the Senior Secured Promissory Notes contain restrictive covenants including limitations on substantial disposition of assets, changes in ownership of Heritage and additional indebtedness and require the maintenance of certain financial ratios. At August 31, 2000, Heritage was in compliance with all covenants. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the common stock of Heritage's subsidiaries secure the notes. The noteholders have recourse against the Company.

Effective August 31, 2000, Heritage entered into the Third Amendment to the First Amended and Restated Credit Agreement with various financial institutions that amended existing credit agreements. The terms of the Agreement, as amended, are as follows:

         A $50,000 Senior Revolving Working Capital Facility, expiring June 30, 2002, with $24,200 outstanding at August 31, 2000. The interest rate and interest payment dates vary depending on the terms Heritage agrees to when the money is borrowed.

         The weighted average interest rate was 8.25 percent at August 31, 2000. Heritage must be free of all working capital borrowings for 30 consecutive days each fiscal year. The maximum commitment fee payable on the unused portion of the facility is .375 percent.

         A $50,000 Senior Revolving Acquisition Facility is available through December 31, 2001, at which time the outstanding amount must be paid in ten equal quarterly installments, beginning March 31, 2002. The interest rate and interest payment dates vary depending on the terms Heritage agrees to when the money is borrowed. The average interest rate was 8.25 percent on the $1,900 amount outstanding at August 31, 2000. The maximum commitment fee payable on the unused portion of the facility is .375 percent.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are $2,954 in 2001; $16,111 in 2002; $19,436 in 2003; $26,196 in
2004; $25,677 in 2005 and $275,971 thereafter.

5. INCOME TAXES:

The components of the deferred tax liability are as follows:

Deferred tax assets-
  Net operating loss carryforwards (NOLs)         $  5,343
  Reserves                                             244
  Alternative minimum tax carryforwards                155
                                                  --------
                                                  $  5,742
                                                  ========
Deferred tax liabilities-
  Property basis                                  $ 34,502
                                                  ========

Net deferred tax liabilities                      $ 28,760
                                                  ========

The Company's NOLs generally begin to expire in 2010 through 2015.

6. COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases which require fixed monthly rental payments and expire at various dates through 2008. Fiscal year future minimum lease commitments for such leases are $1,946 in 2001; $1,349 in 2002; $1,201 in 2003; $892 in 2004; $737 in 2005 and $529 thereafter.

The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position of the Company.

Heritage has entered into several purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2001.

7. PARTNERSHIP UNITS:

Heritage is expected to make quarterly cash distributions of all Available Cash, generally defined as consolidated cash receipts less consolidated operating expenses, debt service payments, maintenance capital expenditures and net changes in reserves established by the Company for future requirements. These reserves are retained to provide for the proper conduct of Heritage's business, or to provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Distributions by Heritage in an amount equal to 100 percent of Available Cash will generally be made 97 percent to the Common, Subordinated and Class B Subordinated Unitholders, 1.0101 percent to U.S. Propane for its limited partner interest in the Operating Partnership and 1.9899 percent to the Company, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution ($.50 per Unit), plus any arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

In general, the Subordination Period will continue indefinitely until the first day of any quarter beginning after May 31, 2001, in which distributions of Available Cash equal or exceed the Minimum Quarterly Distribution ("MQD") on the Common Units and the Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date. Pursuant to the terms of the Partnership Agreement 925,736 Subordinated Units held by the Company converted to Common Units on July 7, 1999 and an additional 925,736 on July 5, 2000. The conversion of these units was dependent on meeting certain cash performance and distribution requirements during the period that commenced with Predecessor Heritage's IPO in June 1996. The subordination period applicable to the remaining Subordinated Units will end the first day of any quarter ending after May 31, 2001, in which certain cash performance and distribution requirements have been met. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert to Common Units.

Heritage is expected to make distributions of its Available Cash within 45 days after the end of each fiscal quarter ending November, February, May and August to holders of record on the applicable record date. A prorata MQD of $.353 per Common and Subordinated Unit was made by Predecessor Heritage on October 15, 1996 for the two month period between the IPO and the fourth quarter ended August 31, 1996. The MQD was made by Predecessor Heritage to the Common and Subordinated Unitholders for the quarters ended November 30, 1996 through August 31, 1998. For the quarter ended November 30, 1998, a quarterly distribution of $.5125 was paid by Predecessor Heritage to the Common and Subordinated Unitholders. For each of the quarters ended February 28, 1999 through May 31, 2000, quarterly distributions of $.5625 were paid by Predecessor Heritage to Common and Subordinated Unitholders. A distribution of $.575 per Common and Subordinated Unit for the quarter ended August 31, 2000, was declared on September 28, 2000, payable on October 16, 2000, to Unitholders of record on October 9, 2000. The quarterly distributions for the quarters ended February 28, 1999 through August 31, 2000, included incentive distributions payable to the Company to the extent the quarterly distribution exceeded $.55 per unit.


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Restricted Unit Plan

The Company adopted a restricted unit plan (the "Restricted Unit Plan") for certain directors and key employees of the Company and its affiliates effective June 1996. Rights to acquire 146,000 Common Units ("Phantom Units") are available under the Restricted Unit Plan and may be granted to employees from time to time at the discretion of the Restricted Unit Plan Committee. Commencing on September 1, 1996, and on each September 1 thereafter that the Restricted Unit Plan is in effect, certain director who is in office automatically receives 500 units. The Phantom Units vest upon, and in the same proportions as (1) the conversion of Heritage's Subordinated Units into Common Units, or (2) if later, the third anniversary of their grant date, and (3) terms and conditions specified by each grant. As of August 31, 2000, 80,800 Phantom Units have been awarded, of which 4,500 grants vested pursuant to the vesting rights of the Restricted Plan and 71,300 vested in accordance with the change of control that occurred with the Company. Individuals holding the remaining 5,000 grants waived their rights to vesting under the change of control. Subsequent to August 31, 2000, 750 additional Phantom Units vested pursuant to the vesting rights of the Restricted Unit Plan and Common Units were issued.

8. SUPPLEMENTAL INFORMATION:

The following balance sheet of the Company includes its investment in Heritage on an equity basis. Such presentation is included to provide additional information with respect to the Company's financial position on a stand-alone basis at August 31, 2000:

ASSETS

CURRENT ASSETS:
   Cash                                                         $       479
   Receivable from Heritage                                           2,675
   Prepaid expenses and other                                            25
   Assets held in trust                                                 493
                                                                -----------
         Total current assets                                         3,672

ASSETS HELD IN TRUST                                                  1,848
INVESTMENT IN HERITAGE                                              118,968
INTANGIBLES AND OTHER ASSETS, net                                    29,163
                                                                -----------
         Total assets                                           $   153,651
                                                                ===========

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                     $     4,173
   Current maturities of long-term debt                                 366
                                                                -----------
         Total current liabilities                                    4,539

LONG-TERM DEBT, less current maturities                               1,401
DEFERRED TAXES                                                       28,760
                                                                -----------
                                                                     34,700
                                                                -----------

STOCKHOLDER'S EQUITY:
   Common stock $.01 par value, 600,000 shares authorized,
     534,788 shares issued and outstanding                                5
   Additional paid-in capital                                       119,995
   Accumulated deficit                                               (1,049)
                                                                -----------
         Total stockholder's equity                                 118,951
                                                                -----------
         Total liabilities and stockholder's equity             $   153,651
                                                                ===========


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